UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated August 19, 2025, announcing preliminary financial results for the quarter ended June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: August 19, 2025	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q2 2025

SFL Corporation Ltd.

Preliminary Q2 2025 results and quarterly cash dividend of $0.20 per share

Hamilton, Bermuda, August 19, 2025, SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2025.

Highlights
•86th consecutive quarterly dividend declared, $0.20 per share
•Net income of $1.5 million, or $0.01 per share in the second quarter
•Received charter hire1 of $194 million in the quarter, of which approximately 87% of charter hire from shipping and 13% from energy
•Adjusted EBITDA2 of $104 million from consolidated subsidiaries, of which $97 million from shipping and $7 million from energy. In addition, $8 million adjusted EBITDA2 from associated vessel owning companies
•Five year time charter extension for three 9,500 teu container vessels with Maersk adding approximately $225 million to our backlog from 2026 through 2031
•Continuous fleet renewal during the second quarter and subsequent to quarter end with the sale and redelivery of older dry bulk and container vessels for an aggregate amount of more than $200 million

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«We have taken decisive steps in recent quarters to strengthen our charter backlog by securing agreements with strong counterparties and deploying high-quality assets. This includes investments in cargo-handling and fuel-efficiency upgrades across our existing fleet, while divesting of older, less efficient vessels. As a result, our fleet’s operational and fuel consumption efficiency has improved materially, delivering benefits to both SFL and our customers.

The market for our legacy drilling rig Hercules remains challenging, with the recent market uncertainty and oil price volatility delaying new employment opportunities for the rig. This is impacting our near-term financial results as we keep the rig warm stacked. We remain optimistic about finding new employment for the rig and continue to explore strategic opportunities in parallel. At the same time, we have also sold and redelivered several vessels recently pursuant to pre-agreed purchase options. While this is increasing our available capital for new investments significantly, it is also reducing the near-term cash flow generation. The board has therefore decided to adjust the dividend to 20 cents per share for the second quarter.

Since our inception in 2004, SFL has distributed $2.9 billion to shareholders through 86 consecutive quarterly cash dividends. Over this period, we have consistently demonstrated our ability to renew and diversify our portfolio of assets and charters, supporting a sustainable, long-term capacity for shareholder distributions.»

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.20 per share. The dividend will be paid on or around September 29, 2025. The record date and ex-dividend date on the New York Stock Exchange will be September 12, 2025.

Results for the Quarter ended June 30, 2025

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $192.6 million in the second quarter of 2025. This figure is lower than the cash received as it excludes approximately $9.8 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type assets’ and gross charter hire from entities classified as ‘investment in associates’ for accounting purposes.

The net result in the second quarter was also impacted by non-recurring or non-cash items, including net gain on sale of assets of $4.2 million relating to the sale of vessels, negative mark-to-market effects from hedging derivatives of $2.4 million, and negative mark-to-market effects from equity investments of $1.0 million.

There were many vessels in scheduled drydock in the quarter, and drydocking expenses for ships are being expensed when incurred. Furthermore, the vessels are out of service during the drydock period, reducing revenues temporarily. We expect lower drydocking activity in the quarters going forward.

Reported net income pursuant to U.S. GAAP for the quarter was $1.5 million, or $0.01 per share.

Business Update

As of June 30, 2025 the estimated fixed rate charter backlog3 from the Company’s fleet of 60 wholly or partly owned vessels and newbuildings under construction was approximately $4.2 billion with a weighted remaining charter term of 6.7 years. Furthermore, approximately 66% of the fixed rate charter backlog is to customers with an investment grade credit rating, illustrating the strength of our charter portfolio.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include profit sharing features that may improve SFL’s operating results.

The majority of our vessels are employed on time charter contracts where SFL is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

During the quarter, the Company’s fleet generated gross charter hire4 of $194.3 million, including $1.1 million of profit share.

Container

SFL has a container fleet of 30 vessels, including five vessels on order. The container fleet generated approximately $82.3 million of charter hire in the quarter, including profit share from fuel savings.

3 Fixed rate backlog as of June 30, 2025 includes fully owned vessels, rigs and 100 % of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).
4 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.

During the quarter, the Company sold the 2005-built 1,700 teu container vessel Asian Ace, and a gain of approximately $4.3 million has been recorded. Furthermore, six 2002 built containerships on bareboat charter to MSC were redelivered at the end of the second quarter pursuant to the chartering agreement, with the seventh vessel delivered subsequent to quarter end. There was no material book effect from the sale.

Car carrier

SFL has a car carrier fleet of seven vessels. All the vessels are chartered out on long term time charters, and generated approximately $26.0 million of charter hire in the quarter, including profit share from fuel savings.

Tanker

SFL has a fleet of 18 crude oil, product, and chemical tankers. The majority of the vessels are chartered out on long term time charters. The vessels generated approximately $41.1 million of charter hire during the quarter.

Dry Bulk

The Company had 14 dry bulk carriers which generated approximately $19.0 million of gross charter hire in the quarter.

All our older supramax vessels operated in the spot market have recently been sold, with one still due to be delivered to the new owners during the third quarter. The vessels were debt free and approximately $45 million is expected to be received in sales proceeds in the third quarter.

Subsequent to quarter end, eight older capesize bulk carriers were redelivered to Golden Ocean pursuant to the chartering agreement. $115 million was paid by Golden Ocean in July and the vessels were debt free at the end of the second quarter. We do not expect any material book effect from the sale.

Energy

SFL owns two harsh environment drilling rigs, the large jack-up rig Linus and the ultra-deepwater semi-submersible rig Hercules. The rigs generated approximately $25.9 million of charter hire in the quarter.

The Linus is employed under a long term contract with ConocoPhillips in Norway until May 2029 and Hercules is currently warm-stacked in Norway pending new drilling contracts.

Financing and Capital Expenditure

As of June 30, 2025, SFL carried approximately $156 million of cash and cash equivalents on its balance sheet, with an additional $49 million available under undrawn credit lines, totalling approximately $205 million of available liquidity. The Company also had unencumbered vessels and marketable securities with a combined market value of approximately $195 million at quarter end.

During the second quarter, the Company entered into two financing arrangements for the PCTC vessels, SFL Conductor and SFL Composer totalling approximately $84 million. SFL also prepaid debt facilities relating to two kamsarmax vessels and eight capesize vessels of $76 million in aggregate.

In the second quarter, SFL received approximately $20 million in net sale proceeds from the sale of one supramax bulker and seven containerships, after repayment of associated debt. Subsequent to quarter end, SFL has received approximately $154 million from the sale and re-delivery of 11 bulkers and a container vessel, and approximately $11 million is expected to be received towards the end of the quarter in connection with the sale of the last supramax bulker. These vessels were debt free at the end of the second quarter.

The Company currently has five 16,800 teu container vessels under construction with scheduled delivery in 2028 and a remaining capital expenditure of approximately $850 million. These remaining yard instalments are due closer to delivery and expected to be financed by pre- and post-delivery credit facilities.

As of the end of the quarter, the Company also had approximately $25 million in remaining capital expenditures relating to upgrades on existing assets.

Corporate and other matters

On August 18, 2025, the board of directors of the Company increased the size of the board from six directors to seven directors using the authority provided to it at the Company’s 2025 Annual General Meeting of Shareholders. Mr. Jan Erik Klepsland was appointed as a director of the Company to fill the vacancy created by such increase in the size of the board. Mr. Klepsland is an Investment Director in Seatankers Management Norway AS, an entity related to Hemen Holding Limited, SFL’s largest shareholder, where he oversees and manages various public and private investments predominantly within shipping and oil services. Prior to joining Seatankers in August 2020, he held the position as Partner at ABG Sundal Collier. Mr. Klepsland holds a MSc in Finance from Norwegian School of Economics (NHH). He also serves as a director of Archer Ltd, Noram Drilling AS, Fortis Operations AS and Northern Ocean Ltd.

The Company’s Board of Directors has authorized the repurchase of up to an aggregate of $100 million of the Company's common shares from time to time, valid until June 2026. So far this year, the Company has utilized approximately $10 million at an average price of $7.98 per share, and approximately $80 million is remaining under the program.

The Company also has dividend reinvestment (“DRIP”) and “at the market” (“ATM”) offering programs, pursuant to which it may sell up to 10 million and $100 million of its common shares, respectively, from time to time.

Any of the above referenced transactions, including sale or repurchase of shares will be at the discretion of the Company and the timing, including the amount of any sale or repurchase of shares (as applicable), will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. SFL is not obligated under the terms of any board authorization, including in respect of the ATM, DRIP or share repurchase program, to issue, sell or repurchase any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Strategy and Outlook

SFL’s business model is built on owning and operating modern maritime assets under long-term charters to high-quality counterparties across multiple end markets. This diversified portfolio provides stable earnings, reduces residual value risk, and limits exposure to fluctuations in any single shipping segment. The resilience of this approach has been evident in recent months, as market volatility has had limited impact on earnings and cash flow from our core shipping operations.

Our portfolio also includes some legacy assets, notably the drilling rigs Hercules and Linus. Hercules has been idle since the fourth quarter of 2024, with recent market disruptions and oil price volatility delaying new employment opportunities. While this has affected near-term results, we remain optimistic about securing new work for the rig and continue to evaluate strategic alternatives in parallel.

We are committed to reducing our carbon footprint. Following recent acquisitions, we will have 11 LNG dual-fuel vessels in operation or under construction. Several large container vessels have also undergone hull and propeller modifications and cargo intake upgrades. These enhancements are expected to reduce fuel consumption per container by approximately 20%. Many of these upgrades are paid for by the charterers through higher charter rates, and they support the potential for attractive charter renewals in the future.

While current market conditions have created uncertainty, they also present new opportunities. With our strong reputation as a high-quality logistics partner, and access to cost-efficient funding, SFL is well-positioned to deliver tailored, competitive solutions for premium assets on long-term charters to market-leading clients.

Accounting Items

Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report one container vessel as ‘Investment in sales-type leases’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of approximately $3.3 million.

Revenue and costs associated with drilling contracts are recorded in accordance with Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers, which specifies that mobilization and demobilization fees (if applicable) and associated mobilization costs are to be recorded over the days spent drilling during the contracts.

Non-U.S. GAAP Financial Measures

In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation, drilling rigs and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

August 19, 2025

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Espen Nilsen Gjøsund, Vice President - Investor Relations: +47 47500500
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Aksel C. Olesen, Chief Financial Officer: +47 23114036

For more information about SFL, please visit the Company’s website: www.sflcorp.com

SFL CORPORATION LTD.
SECOND QUARTER 2025 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2024
except per share data)	2025	2025	(audited)

Charter revenues: sales-type leases (excluding charter hire treated as Repayments)(1)	449	471	2,439
Charter revenues: operating leases and rig revenue contracts	186,943	183,358	874,943
Profit share income	1,135	1,466	16,679
Other operating income	4,061	1,444	10,343
Total operating revenues	192,588	186,739	904,404
Gain on sale of vessels	4,242	—	5,374

Vessel and rig operating expenses	(86,106)	(75,797)	(343,303)
Administrative expenses	(4,377)	(5,276)	(20,577)
Depreciation	(60,864)	(60,911)	(239,181)
Vessel impairment charge	—	(34,093)	—
Total operating expenses	(151,347)	(176,077)	(603,061)

Operating income	45,483	10,662	306,717

Results in associates	521	625	2,798
Interest income from associates	1,138	1,125	4,576
Interest income, other	1,953	1,881	9,189
Interest expense	(45,860)	(46,207)	(182,985)
Interest and valuation (loss)/gain on non-designated derivatives	(1,577)	(985)	276
Loss on investments in debt and equity securities	(966)	(360)	(854)
Other financial items	1,235	2,180	1,567
Taxes	(467)	(792)	(10,631)
Net income/(loss)	1,460	(31,871)	130,653

Basic earnings/(loss) per share ($)	0.01	(0.24)	1.01

Weighted average number of shares(2)	132,795,231	133,924,941	129,391,084
Common shares outstanding(2)	132,737,785	133,471,284	133,943,382
(1)‘Charter revenues: sales-type leases’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type leases’ under US GAAP, which for the three months ended June 30, 2025 was $2.0 million (three months ended March 31, 2025: $2.0 million; full year 2024: $8.6 million).
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 2.3 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
SECOND QUARTER 2025 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2024
(in thousands of $)	2025	2025	(audited)

ASSETS
Short term
Cash and cash equivalents(1)	155,820	173,945	134,551
Investment in marketable securities	2,859	3,660	3,736
Amount due from related parties	7,567	5,682	5,201
Investment in sales-type leases, current portion	4,450	33,157	35,135
Other current assets	113,037	110,831	137,395

Long term
Vessels, rigs and equipment, net	3,417,008	3,463,645	3,552,298
Capital improvements, newbuildings and vessel deposits	174,584	165,921	162,254
Investment in associates(2)	16,074	16,270	16,382
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	15,517	13,937	15,817

Total assets	3,951,916	4,032,048	4,107,769

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	825,178	623,494	689,045
Amount due to related parties	1,809	1,455	1,296
Other current liabilities	115,499	98,611	137,516

Long term
Long term interest bearing debt, net of deferred charges	1,993,310	2,252,626	2,150,417
Other long term liabilities	6,806	3,473	1,073

Stockholders’ equity	1,009,314	1,052,389	1,128,422

Total liabilities and stockholders’ equity	3,951,916	4,032,048	4,107,769
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
SECOND QUARTER 2025 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	2024
	2025	2025	(audited)
OPERATING ACTIVITIES
Net (loss)/income	1,460	(31,871)	130,653
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62,747	62,737	245,699
Vessel impairment charge	—	34,093	—
Adjustment of derivatives to fair value recognised in net income	2,374	1,809	4,708
Loss on investments in debt and equity securities	966	360	854
Results in associates	(521)	(625)	(2,798)
Gain on sale of assets and termination of charters	(4,242)	—	(5,374)
Repayment of investment in sales-type leases	2,035	1,986	8,640
Other, net	2,679	2,493	(84)
Change in operating assets and liabilities	2,638	7,626	(12,437)
Net cash provided by operating activities	70,136	78,608	369,861

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(28,002)	(20,089)	(644,859)
Proceeds from sale of vessels and termination of charters	46,127	—	22,744
Cash received from associates	—	—	2,810
Collateral deposits returned/(paid) on swap agreements and other assets	—	—	1,800
Net cash used in investing activities	18,125	(20,089)	(617,505)

FINANCING ACTIVITIES
Repayment of finance lease liabilities	—	—	(419,341)
Proceeds from long and short term debt	90,685	153,357	1,398,389
Repayment of long and short term debt	(155,245)	(112,194)	(556,730)
Repurchase of Company bonds	—	(11,144)	(133,117)
Expenses paid in connection with securing finance	(29)	(2,650)	(13,723)
Net cash flows on swaps	—	(6,265)	(16,534)
Cash received/(paid) for shares issued or repurchased	(5,963)	(4,062)	96,250
Cash dividends paid	(35,834)	(36,167)	(138,491)
Net cash provided by/(used in) financing activities	(106,386)	(19,125)	216,703

Net increase/ (decrease) in cash and cash equivalents	(18,125)	39,394	(30,941)
Cash and cash equivalents at beginning of period	173,945	134,551	165,492
Cash and cash equivalents at end of period	155,820	173,945	134,551

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2025 (UNAUDITED)

Condensed income statement data for the three months ended June 30, 2025

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	4,103
Interest expense, related party(2)	(568)
Interest expense, other	(2,944)
Other items	(70)
Net income (3)	521
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended June 30, 2025 was $3.7 million.
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended June 30, 2025, the Company recorded approximately $1.1 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3)‘Net income’ from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’

Condensed balance sheet data as of June 30, 2025

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	3,012
Investment in direct financing leases including current portion	213,577
Total assets	216,589

Short term and long term portions of lease liability	176,633
Other current liabilities	1,427

Long term loans from shareholders, net(2)	22,455

Stockholder's equity(3)	16,074

Total liabilities and stockholder's equity	216,589
(1)The numbers represent the Company's relative share of 49.9% in River Box Holding Inc
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9 % share of River Box Holding’s balance sheet is shown
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

SFL CORPORATION LTD.
SECOND QUARTER 2025 (UNAUDITED)

Shipping and Energy segments condensed income statement data for the three months ended June 30, 2025

INCOME STATEMENT
(in thousands of $)	Shipping	Energy	Total
Total operating revenues	166,644	25,944	192,588
Gain on sale of vessels	4,242	—	4,242
Total operating expenses	(117,451)	(33,896)	(151,347)
Operating income/(loss)	53,435	(7,952)	45,483

Interest expense	(37,682)	(6,051)	(43,733)
Other non-operating items	(834)	1,011	177
Taxes	—	(467)	(467)
Net income/(loss)	14,919	(13,459)	1,460

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
SECOND QUARTER 2025 (UNAUDITED)

Adjusted EBITDA data for the three months ended June 30, 2025

ADJUSTED EBITDA	Shipping	Energy	Total	49.9% owned
(in thousands of $)				associates

Net cash provided by operating activities	68,707	1,429	70,136	4,539
Non cash movements in other assets and liabilities	(5,992)	61	(5,931)	(282)
Interest related to Non- Designated Derivatives	(797)	—	(797)	—
Interest expense	37,682	6,051	43,733	2,944
Interest income, other	(972)	(981)	(1,953)	—
Interest (income)/expense from associates	(1,138)	—	(1,138)	568

Adjusted EBITDA (1)	97,490	6,560	104,050	7,769
(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments